Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 Dated: November 10, 2022

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Table of Contents

1	INTRODUCTION	3
2	DESCRIPTION OF BUSINESS	3
3	HIGHLIGHTS – SEPTEMBER 30, 2022 & SUBSEQUENT TO THE QUARTER END	4
4	JUANICIPIO PROJECT	6
5	DEER TRAIL PROJECT	12
6	LARDER PROJECT	14
7	INVESTMENT IN JUANICIPIO	16
8	EXPLORATION AND EVALUATION ASSETS	17
9	REVIEW OF FINANCIAL RESULTS	19
10	FINANCIAL POSITION	22
11	CASH FLOWS	23
12	SUMMARY OF QUARTERLY RESULTS	24
13	LIQUIDITY AND CAPITAL RESOURCES	25
14	CONTRACTUAL OBLIGATIONS	27
15	SHARE CAPITAL INFORMATION	27
16	OTHER ITEMS	28
17	TREND INFORMATION	28
18	RISKS AND UNCERTAINTIES	29
19	OFF-BALANCE SHEET ARRANGEMENTS	29
20	RELATED PARTY TRANSACTIONS	29
21	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS	31
22	CHANGES IN ACCOUNTING STANDARDS	33
23	CONTROLS AND PROCEDURES	33
24	ADDITIONAL INFORMATION	34
25	CAUTIONARY STATEMENTS	34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

1. INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and nine months ended September 30, 2022. It is prepared as of November 10, 2022 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2022 together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov and on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated, references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Forward-Looking Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in sections “18. Risks and Uncertainties” and the cautionary statements provided in section “26. Cautionary Statements” at the end of this MD&A.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

2. DESCRIPTION OF BUSINESS

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier silver dominant precious metals company by exploring and advancing high-grade, district scale projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo plc (“Fresnillo”) (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day (“tpd”) processing plant. Underground mine production of mineralized development material commenced in Q3 2020. The mine was brought into commercial production in January 2022 and the plant is expected to commence electrical commissioning in the coming weeks. An expanded exploration program is in place at Juanicipio targeting multiple highly prospective targets. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in Project in Utah and has recently commenced exploration drilling at the Larder Project located in the historically prolific Abitibi region of Canada.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

SUSTAINABILITY REPORTING

MAG published its inaugural, annual Sustainability Report on October 5, 2022. A full copy of the report is available on the Company’s website located at https://magsilver.com/esg/reports/. MAG has submitted its Sustainability Report as its Communication on Progress (“CoP”) to the United Nations Global Compact (“UN Global Compact”) and the CoP is published on the UN Global Compact website located at https://www.unglobalcompact.org/what-is-gc/participants.

3. HIGHLIGHTS – SEPTEMBER 30, 2022 & SUBSEQUENT TO THE QUARTER END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✓	MAG reported net income of $8,227 or $0.08 per share for the three months ended September 30, 2022 (net loss of $2,280 or ($0.02) per share for the three months ended September 30, 2021).

✓	As at September 30, 2022, MAG held cash of $39,507 and Juanicipio had cash on hand of $18,176.

✓	The Sustainalytics ESG risk rating for MAG improved 27% to 33.5 from 46.0, over the last twelve months. Since the initiation of Sustainalytics coverage of MAG in April 2019 the overall score has improved by 46%.

OPERATIONAL (on a 100% basis unless otherwise noted)

✓	Fresnillo continues to make available unused processing plant capacity at its nearby Saucito and Fresnillo operations. Campaign processing of mineralized material from development headings and stopes at Juanicipio continues through these nearby facilities and is expected to continue until the Juanicipio plant is commissioned.

✓	For the three months ended September 30, 2022:

•	A record 180,808 tonnes of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 2,425,256 payable silver ounces, 4,901 payable gold ounces, 1,347 payable lead tonnes and 2,038 payable zinc tonnes produced and sold;

•	Average silver head grade for the quarter was 513 grams per tonne (“g/t”); and

•	Pre-commercial production sales (net of treatment and processing costs) totaled $49,715 for the quarter, less $18,127 in mining and transportation costs and $6,376 in depreciation and amortization charges, netting $25,212 in gross profit by Juanicipio.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

✓	For the nine months ended September 30, 2022:

•	480,360 tonnes of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 6,871,962 payable silver ounces, 15,364 payable gold ounces, 3,429 payable lead tonnes and 5,085 payable zinc tonnes produced and sold;

•	Average silver head grade for the nine months was 556 g/t; and

•	Pre-commercial production sales (net of treatment and processing costs) totaled $169,855, less $46,108 in mining and transportation costs, and $15,052 in depreciation and amortization, netting $108,695 in gross profit by Juanicipio.

✓	As reported by the operator Fresnillo, electrical commissioning of the processing plant is expected in the coming weeks.

✓	At the end of the quarter, Juanicipio held cash balances of $18,176 down from $37,504 at the end of Q2 impacted by lower margins as a result of lower metal prices and ongoing capital expenditures.

✓	Campaign processing benefits include the cash flow being used to offset some of the initial and sustaining capital and the de-risking of Juanicipio’s metallurgical performance, which is expected to significantly speed up project ramp-up.

✓	Approximately 70% of the tonnes in the third quarter 2022 were processed at Fresnillo’s Saucito plant, where the flowsheet more closely resembles that of the Juanicipio plant. It is expected these results will provide further valuable metallurgical benefits when milling production commences at Juanicipio.

✓	Metal recovery and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas.

CORPORATE

✓	On October 5, 2022, MAG published its inaugural Sustainability Report underscoring MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company's Environmental, Social and Governance (“ESG”) commitments, practices, and performance for the 2021 year.

EXPLORATION

✓	Results of the Juanicipio 2021 exploration program (23 surface-based drill holes totaling 29,421 metres (“m”)) were reported on May 13, 2022, and highlights include:

•	21 holes cut the Valdecañas Vein System, with most directed at the Valdecañas Vein Deep Zone plus coincidental intercepts of the Anticipada (13), Pre-Anticipada (8) and various other hangingwall and footwall veins;
•	Most intercepts are comparable to previously drilled neighboring holes with no major deviations from grade and thickness expectations; and,
•	Channel sampling of the advancing development headings and test stopes in the Valdecañas Vein Bonanza Zone shows that the grade distribution in the vein is very close to that shown by both surface and underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

✓	With the completion of the 2021 exploration drill program, the intercept density on the Valdecañas Vein Deep Zone is now approaching that on the Bonanza Zone and confirms the continuity of mineralization in the Valdecañas Vein to depth.

✓	The Juanicipio 2022 exploration program is currently in process ($5,669 expended on a 100% basis for the nine months ended September 30, 2022) with five drill rigs on surface running concurrently with continued underground definition and geotechnical drilling, and one rig testing the new “Los Tajos” (formerly: Cesantoni) (as defined herein) target in the northwest part of the Juanicipio concession.

✓	Deer Trail Project, Utah:

•	A 5,000 m Phase II drill program commenced in Q3 2021 and is in process with one drill and all assays pending.

✓	Larder Project, Ontario:

•	MAG has initiated a comprehensive data review and drilling campaign on the recently acquired Larder Project. The drilling program is focused below and lateral to previously identified mineralization.

✓	During the nine months ended September 30, 2022, the Company recorded a write down of $10,471 on its option earn-in project on a prospective land claim package in the Black Hills of South Dakota.

LIQUIDITY AND CAPITAL RESOURCES (on a 100% basis unless otherwise noted)

✓	The expected cash flow from the ongoing campaign processing until the Juanicipio plant is commissioned, along with the cash held by Juanicipio at September 30, 2022 are projected to substantially fund remaining capital requirements at Juanicipio (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

4. JUANICIPIO PROJECT

HISTORY AND BACKGROUND

MAG owns 44% of Minera Juanicipio, S.A. de C.V., (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. As MAG has a 44% interest in each of Minera Juanicipio and Equipos Chaparral, the two are collectively referred to herein as “Juanicipio”.

Since August of 2020, mineralized development material and more recently stope material from the underground mine is being processed at Fresnillo’s nearby processing plants. This processing was originally targeted at an average nominal rate of 16,000 tonnes per month but has since increased to an average of 48,000 tonnes per month in the three months ended March 31, 2022, an average of 51,000 tonnes per month in the three months ended June 30, 2022 and 60,000 tonnes per month for the three months ended September 30, 2022. This processing at the Fresnillo plants is expected to continue until the Juanicipio plant is fully commissioned (see ‘Underground Mine Production– Juanicipio Project’ below).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

The mineralization on the Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins – the term “Valdecañas Vein” is used to refer to this combined vein system. In addition, exploration continues both on the Valdecañas Vein system and on other prospective targets within the Juanicipio mining concession (see ‘Juanicipio Project’ below for a detailed current project update).

Development and production from, and exploration of the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG being represented in all Juanicipio board, technical committee and ad-hoc meetings. Construction and commissioning of the processing plant is under the guidance of an Engineering, Procurement and Construction Management contract entered into with an affiliate of Fresnillo. MAG’s share of project costs is currently being funded by cash flow from underground mine production, by cash calls through its 44% interest in Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest.

Total Juanicipio Project expenditures incurred and capitalized by Juanicipio (on a 100% basis) for Q3 2022 amounted to approximately $36,063 (nine months ended September 30, 2022: $115,237). Of the total expenditures, $27,013 (nine months ended September 30, 2022: $92,279) are development expenditures, $2,047 are exploration expenditures (nine months ended September 30, 2022: $5,668), $5,728 are sustaining capital expenditures (nine months ended September 30, 2022: $13,329) and the remaining $1,275 is capitalized shareholder loan interest (nine months ended September 30, 2022: $3,961). Gross profit (sales less cost of sales including depreciation and amortization) from processing Juanicipio mineralized development and stope material at the Fresnillo plants for the three and nine months ended September 30, 2022 totaled $25,212 and $108,695, respectively (three and nine months ended September 30, 2021: $11,207 and $28,289, respectively) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

UNDERGROUND MINE PRODUCTION

Mineralized material from the Juanicipio Project is being campaign processed at the nearby Saucito and Fresnillo plants (both 100% owned by Fresnillo), with metals being refined and sold on commercial terms under long term off-take agreements. During the quarter ended September 30, 2022, approximately 70% of the total tonnage processed was through the Saucito plant. The Saucito plant flowsheet better resembles that of the Juanicipio flowsheet and will provide further valuable metallurgical benefits as production commences at Juanicipio. The resulting concentrates are treated in Torreón, Coahuila, Mexico.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

In the three months ended September 30, 2022, a total of 180,808 tonnes of mineralized development and stope material were processed through the Fresnillo plants. The resulting payable metals sold and processing details are summarized in the following table. The sales and treatment charges for tonnes processed in Q3 2022 were recorded on a provisional basis and will be adjusted in Q4 2022 based on final assay and pricing adjustments in accordance with the offtake contracts.

Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended September 30, 2022 (180,808 tonnes processed)				Q3 2021 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	2,425,256 ounces	18.36 per oz	44,518	14,344
Gold	4,901 ounces	1,677 per oz	8,219	1,761
Lead	1,347 tonnes	0.87 per lb.	2,578	529
Zinc	2,038 tonnes	1.45 per lb.	6,511	947
Treatment and refining charges (“TCRCs”) and other processing costs			(12,111)	(2,897)
Net Sales			49,715	14,684
Mining and transportation costs			(18,127)	(3,477)
Depreciation and amortization			(6,376) (1)	-
Gross Profit			25,212	11,207

(1) The underground mine is now in stopes with mineralized and development material being processed through Fresnillo’s plants and refined and sold. The mine was effectively readied for its intended use on January 1, 2022.

In the nine months ended September 30, 2022, a total of 480,360 tonnes of mineralized development and stope material were processed through the Fresnillo plants. The resulting payable metals sold and processing details are summarized in the following table.

Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Nine Months Ended September 30, 2022 (480,360 tonnes processed)				Nine Months Ended September 30, 2021 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	6,871,692 ounces	21.46 per oz	147,488	36,492
Gold	15,364 ounces	1,816 per oz	27,897	4,171
Lead	3,429 tonnes	0.95 per lb.	7,196	1,087
Zinc	5,085 tonnes	1.64 per lb.	18,422	2,120
TCRCs and other processing costs			(31,148)	(6,699)
Provisional sales adjustment related to 2020 sales (1)			-	(1,146)
Net Sales			169,855	36,025
Mining and transportation costs			(46,108)	(7,736)
Depreciation and amortization			(15,052) (2)	-
Gross Profit			108,695	28,289

(1) Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales of $1,146.

(2) The underground mine is now in stopes with mineralized and development material being processed through Fresnillo’s plants and refined and sold. The mine was effectively readied for its intended use on January 1, 2022.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

The average silver head grade for the mineralized development and initial stope material processed in the three and nine months ended September 30, 2022 was 513 g/t and 556 g/t, respectively (three and nine months ended September 30, 2021 was 418 g/t and 410 g/t, respectively). This increased grade reflects more stoped vein material being processed. Metal recovery and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas mineralized materials.

The decrease in 2022 net sales quarter-on-quarter ($49,715 in the current quarter compared to $55,224 in the second quarter) was a function of a 13% reduction in realized blended metal prices partially offset by a 10% increase in blended metal volumes. The higher metal volume was driven predominantly by 17% higher tonnes processed, partially offset by 10% lower silver head grade.

From August 2020 to September 30, 2022, a total of 804,126 tonnes of mineralized material have been processed at the two Fresnillo processing plants. By bringing forward the start-up of the underground mine and processing mineralized development and stope material at the Fresnillo plants in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

•	generating cash-flow from production to offset some of the cash requirements of the initial and sustaining capital;
•	realizing commercial and operational de-risking opportunities;
•	de-risking the flotation process and reagent mix through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
•	increasing certainty around the geological block model prior to start-up of the processing plant; and
•	allowing a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

PROCESSING PLANT CONSTRUCTION AND COMMISSIONING

The Juanicipio Project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021. However, according to the operator Fresnillo and as previously reported, the state-owned electrical company (Comisión Federal de Electricidad (“CFE”)), notified Fresnillo late in December 2021 that the regulatory approval to complete the tie-in to the national power grid could not yet be granted and that the Juanicipio plant commissioning timeline was therefore extended. Fresnillo has engaged closely with the CFE and ‘El Centro Nacional de Control de Energía’ (“CENACE”), the state energy regulator, to do all that it can to expedite the necessary approvals and comply with requirements to complete the tie-in to the national power grid. As reported more recently by the operator Fresnillo, commencement of electrical commissioning of the plant is expected to occur in the coming weeks. (see Outlook below). The connection to the grid and electrical commissioning is the last step prior to feeding lower grade mineralized material through the grinding mills and mineralized material has been conveyed to the fine ore bin and stockpiled in preparation for this processing.

In the interim, stoping and mine development at Juanicipio continues. In order to minimize any potential adverse economic effect of the revised commissioning timeline, Fresnillo indicated it will continue to make available unused plant capacity at its Saucito and Fresnillo operations to process mineralized material produced at Juanicipio during this period. The effect on cash flow generation from Juanicipio has therefore been mitigated while the power connection approvals have been pending.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

UNDERGROUND DEVELOPMENT

As discussed above, the mineralized material encountered in underground development and from initial stopes at Juanicipio, is being processed at the nearby Fresnillo owned processing plants (see Underground Mine Production above).

Once in full production, mineralized material from mining will be hauled to an underground crushing station and crushed underground. The crushed mineralized material will be trucked to the flotation plant until the conveyor is completed, which is expected to be in Q4 2022. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via a third ramp to the surface - the underground conveyor ramp. The conveyor ramp is over 90% complete and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion. The #1 and #2 ventilation shafts have been commissioned and are ventilating some of the lower areas of the mine.

Total underground development to date is approximately 56km (35 miles), including 3.3 km (2.1 miles) completed during the three months ended September 30, 2022. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein and establishing the initial mining stopes.
•	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;
•	advancing the underground conveyor ramp to and from the surface processing facility from both faces; and
•	integrating additional ventilation and other associated underground infrastructure.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill will be the chosen mining method for the higher levels in this section. A trial longhole stope has been in operation for the past year, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein, and ultimately the west side as well once ground conditions improve with depth.

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021. With various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a significant portion of its contractor workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment either not previously in the project scope or not envisaged to be required until later in the mine life, to be utilized in underground operations. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are now considered sustaining capital by Fresnillo. The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $13,328 on a 100% basis in the nine months ended September 30, 2022. These costs are included in the current Juanicipio development costs but are not considered by the operator as part of the initial project capital.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

PROJECT CAPITAL (“CAPEX”)

The Juanicipio Project initial capital cost (“capex”) on a 100% basis, as estimated from January 1, 2018, was expected to be $440,000 and represented the initial pre-production capital estimate to get the project to production and positive cash flow. With the plant ready to commence electrical commissioning (expected in the coming weeks– see ‘Processing Plant Construction – Juanicipio Project’ above), final construction costs are now expected to wind down. Meanwhile, the amount of mineralized development and stope material being processed at the two Fresnillo plants since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month, and most recently averaged 60,000 tonnes per month in Q3 2022. Mineralized material from stopes is now being processed as well. The expected cash flow from this ongoing campaign processing, along with the cash held by Juanicipio at September 30, 2022 of $18,176 on a 100% basis, are expected to substantially fund any remaining capital requirements as the Juanicipio process plant is commissioned (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis). Should there be additional funding requirements related to further commissioning delays (see Risks and Uncertainties below) or for additional sustaining capital to be funded prior to attaining commercial production in excess of the cash flow generated, there may still be further cash calls required from Fresnillo and MAG (see Liquidity and Capital Resources below).

OUTLOOK

With the delay in connecting the Juanicipio plant to the national power grid, Fresnillo, as operator, reports that commissioning of the Juanicipio processing plant is expected to come in on budget and the plant is expected to ramp up to 85-90% of the nameplate 4,000 tpd capacity within months of commissioning. Fresnillo does not expect the power connection delay to have any negative impact on the Juanicipio plant’s planned 2023 production. An Operator Services agreement has been finalized which will become effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Until the Juanicipio processing plant is commissioned, mineralized development material and stope material from Juanicipio will continue to be processed at the Fresnillo and Saucito processing plants (both 100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. (a Fresnillo affiliate) in Torreón, Mexico.

According to Fresnillo, the Juanicipio development is expected to create approximately 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

EXPLORATION – Juanicipio Project

Most of the Juanicipio concession remains unexplored with many untested targets still to be pursued within the property. Drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to further trace mineralization to depth.

2022 Exploration Program

The planned expenditures for the 2022 Exploration Program total $7,000 on a 100% basis, for drilling programs designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. Drilling is in progress with 5 surface rigs as well as an additional underground rig. The drilling is focused on infilling the Valdecañas Vein System including Anticipada, Pre-Anticipada and the Venadas structures.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

In mid-January 2022, drilling began on the first hole on the Los Tajos (formerly: Cesantoni Kaolinite Pits target (“Los Tajos”)). Los Tajos lies in the northwestern corner of the Juanicipio concession, roughly 6 km west of the Valdecañas Vein and related underground infrastructure. Thousands of tonnes of mixed kaolinite-illite clays have been mined over the last 25 years by the Cesantoni Ceramics Company from a series of pits developed along the strong northeast-trending Los Tajos structure. This orientation is almost orthogonal to the northwest-trending veins that dominate the district, but is roughly parallel to the high-grade Venadas Vein family that cuts the NW-trending Valdecañas Vein.

Initial planning as laid out by project operator, Fresnillo, is to drill 5 core holes totaling 6,000 m. Drilling is being done with a highly portable rig to minimize surface disturbance. The program is progressing well and the Company expects to release assays once the initial program is concluded and requisite QAQC has been finalized.

COVID-19 – Juanicipio Project

The Juanicipio Project operator, Fresnillo, continues to closely monitor the spread of the COVID-19 virus and has implemented a range of safety measures in accordance with the World Health Organization and Mexican Government guidelines.

As previously reported, the consequences of COVID-19 have had an impact on the commissioning timetable for the Juanicipio processing plant. Further impacts of this pandemic could create or include significant COVID-19 specific costs, further delays in plant commissioning, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

5. DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an earn-in agreement (the “Agreement”) effective December 20, 2018 to consolidate and acquire 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah USA (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% net smelter returns (“NSR”) royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual expenditures ($16,296 expended to September 30, 2022) and $2,000 in advanced royalty payments ($450 paid to September 30, 2022), both over the 10-year term of the agreement by 2028. All minimum obligatory commitments under the Agreement have been satisfied (see Exploration and Evaluation Assets below).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Deer Trail is a silver-rich Carbonate Replacement Deposit (“CRD”) project potentially related to a Molybdenum-Copper Porphyry system or systems immediately to the west. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technology to the search for an entire suite of mineralization styles expected to occur on the property.

MAG’s exploration focus on the project is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick section of high-potential limestone host (Redwall Limestone) that regional mapping indicates lies just below the interlayered sedimentary and limestone sequence that hosts the Deer Trail mine. On this basis, the 2021 Phase I drill program saw the completion of three holes totaling 3,927 m drilled from surface (see Press Release September 7, 2021). The program successfully fulfilled all three of its planned objectives by:

1)	Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;

2)	Confirming and projecting two suspected mineralization feeder structures to depth; and

3)	Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

Two of the three holes from Phase I drilling (holes DT21-02 and 03 – see Press Release September 7, 2021) cut high-grade, multi-stage massive sulphide replacement mineralization in Callville Formation limestones above the Redwall Limestone. Notably, the silver grades in both those holes are comparable to those of the historic Deer Trail massive sulfides, which suggests limited vertical zoning despite being up to 740 m deeper in the system. One of the holes appears to have cut mineralization directly within the Red Fissure fault, while the other appears to be manto-style mineralization fed from the nearby Wet fault. A follow up program (Phase II drilling) is targeting these mineralized structures down dip within the clean carbonates of the Redwall Limestone.

Phase II commenced at the Deer Trail Project in Q3 2021 and is planned for 5,000 m of drilling and is in progress. Deviation/directional drilling is being used in Phase II to make the drilling more efficient and accurate. In part to facilitate the directional drilling, drilling contractors were changed in Q1 2022, with the new contractor having resumed drilling in Q2 2022. To date, six holes of Phase II have been successfully completed. The first completed hole of Phase II is a 200 m offset of hole DT21-02 to test the Red Fissure structure within the Redwall Limestone. The second completed hole is an offset of hole DT21-05 designed to test the Wet/Monster fault intersection 150 m deeper where it cuts through the Redwall Limestone. The third hole was a directional hole off DT21-03 designed to cut the Wet fault 150m deeper where it cuts through the Redwall Limestone. The next three holes were designed to test an entirely new area west of the historic mine and drilling area. All assays are pending.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Deer Trail Outlook

Phase II drilling at the Deer Trail Project remains in process subsequent to the quarter end.  Planned for 5,000 m of drilling, all holes have been completed to date (assays pending) with one drill continuing the program. Deviation/directional drilling is currently being used to test defined targets utilizing previous boreholes without the need to re-drill through difficult ground.

Other highly prospective areas of the large property package are also being considered for further exploration and subsequent drill testing. An orientation AMT geophysical survey undertaken on the alluvium mantled slope at the base of Deer Trail Mountain indicates that the alluvium may be much thinner than previously believed and that drilling targets may also exist under this shallow cover. Environmental baseline studies and permitting in these prospective areas are in process.

COVID-19: Deer Trail Project

Health and safety are two of MAG’s key core values and MAG has implemented strict COVID-19 protocols for the Deer Trail Project in line with guidance from governmental public health agencies. The Company continues to monitor the Utah Department of Health, Center for Disease Control and World Health Organization recommendations, updating the protocols on three occasions in 2021 with the fourth update in October 2022. The majority of project employees and contractors have now been fully vaccinated.

6. LARDER PROJECT

BACKGROUND AND HISTORY

On May 20, 2022, the Company completed the acquisition of Gatling Exploration Inc. (“Gatling”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project (the “Larder Project”) in Ontario, Canada. Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,687 replacement stock options and 53,525 replacement warrants. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

The Company has determined that the Gatling Transaction did not meet the definition of business combination under IFRS 3, Business Combinations and accordingly, has been accounted for as an asset acquisition.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

The Larder Project hosts three high-grade gold deposits along the Cadillac-Larder Lake Break, 35 km east of Kirkland Lake. The 3,370 ha project area lies 7 km west of the Kerr-Addison Mine. The project is 100% owned by MAG and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry Townships. The concessions comprising the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement. MAG has retained the employment of the Larder exploration team and all areas of the Larder property are readily accessible.

The Larder Project lies in the highly prolific Abitibi Gold Province of northern Ontario. The property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 7 km of strike length of the greater than 250 km long Larder Lake–Cadillac Break (the “Break”), a highly-productive regional first-order shear structure. Unlike in many other shear-hosted gold deposits, mineralization occurs on the Break as concentrated ore shoots along the major first-order structure as well as along related second or third-order structures. This relationship appears similar to that manifested at the nearby and adjoining well-known gold camps along the Break such as the Kerr-Addison Mine (approximately 7 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder segment lacks systematic exploration, especially to depth on the main Break and along the subsidiary shear structures.

The Larder property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue, and there are no identified significant environmental legacies. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

MAG intends to apply an integrated district-scale exploration model and new technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics will likely uncover numerous targets in this highly gold mineralized region. This will focus efforts along not just the Break but also along the many known, and geophysically indicated 2nd and 3rd order structures throughout the balance of the sparsely tested claim package. The Kir Vit prospect within the Larder claim package, is the most advanced of these and may be hosted by the same structure as Agnico Eagle’s Upper Beaver Mine currently in construction a few km to the west.

MAG anticipates that the mineralization style and characteristics on this property may be similar as in neighbouring major camps, however, no assurance of this can be made. Readers are cautioned that, as the Company's exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those arising from adjacent properties.

Larder Project Outlook

MAG initiated a comprehensive data review and initial drilling campaign in the second half of 2022. The drilling program is focused below and lateral to previously identified mineralization. Together with concurrent groundwork, MAG also expects to advance other high priority targets on the property.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

7. INVESTMENT IN JUANICIPIO

The Company’s investment relating to its interest in Juanicipio is detailed as follows for the nine months ended September 30, 2022 and the year ended December 31, 2021:

	September 30,	December 31,
	2022	2021
	$	$
Juanicipio Project oversight expenditures incurred 100% by MAG	482	620
Interest earned, net of interest contributed to Investment in Juanicipio	(1,562)	(1,316)
Cash contributions and advances to Juanicipio	-	73,524
Total for the period	(1,080)	72,828
Income from equity accounted Investment in Juanicipio	37,890	15,686
Balance, beginning of period	291,084	202,570
Balance, end of period	327,894	291,084

During the nine months ended September 30, 2022, the Company incurred Juanicipio oversight expenditures of $482 (Year ended December 31, 2021: $620) and made no cash advances to Juanicipio (Year ended December 31, 2021: $73,524) as none have been required given the ongoing processing of mineralized material (see Underground Mine Production above).

A portion of the Investment in Juanicipio is in the form of interest-bearing shareholder loans. The interest charges within Juanicipio were capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $2,160 for the nine months ended September 30, 2022 (Year ended December 31, 2021: $1,316) was credited to the Investment in Juanicipio account as an eliminating related party entry. Offsetting this amount in the nine months ended September 30, 2022, was interest receivable of $419 (December 31, 2021: nil) which was rolled over and converted into a shareholder loan and $179 (December 31, 2021: nil) was converted into additional shareholder capital.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

During the nine months ended September 30, 2022, MAG recorded $37,890 income from its equity accounted investment in Juanicipio (September 30, 2021: $6,909) as outlined in the following table.

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$
Gross profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	25,212	11,207	108,695	28,289
Consulting and administrative expenses	(1,192)	(490)	(4,100)	(1,046)
Extraordinary mining duty	(64)	(70)	(276)	(169)
Exchange gains (losses) and other	1,584	(956)	786	(832)
Net income before tax	25,540	9,691	105,105	26,242
Income tax benefit (expense)	825	(6,379)	(20,101)	(10,539)
Net income for the period (100% basis)	26,365	3,312	85,004	15,703
MAG’s 44% share of income	11,601	1,457	37,402	6,909
Loan interest on mining assets - MAG 44%	180	-	488	-
MAG’s 44% share of income from equity accounted Investment in Juanicipio	11,781	1,457	37,890	6,909

8. EXPLORATION AND EVALUATION ASSETS

Deer Trail Project

In 2018, the Company entered into an option agreement with a private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah, USA (see Deer Trail Project above).

Larder Project

The company recognized $15,187 in exploration and evaluation assets associated with the Larder Project through the acquisition of Gatling.

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payables and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the full carrying amount of $10,471 during the nine months ended September 30, 2022. The Company’s decision not to proceed with acquiring the land claim package, and the corresponding write-down disclosed herein, will not have a material adverse effect on the Company’s continuing operations. The Company holds no further interest in the project.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

9. REVIEW OF FINANCIAL RESULTS

Three months ended September 30, 2022 vs. Three months ended September 30, 2021

	Three months ended September 30,
	2022	2021
	$	$

Income from equity accounted investment in Juanicipio	11,781	1,457
General and administrative expenses	(3,003)	(2,212)
General exploration and business development	(20)	(34)
Operating income (loss)	8,758	(789)

Interest income	216	25
Foreign exchange (loss) gain	(199)	(34)
Income (loss) before income tax	8,775	(798)

Deferred income tax expense	(548)	(1,482)
Income (loss) for the period	8,227	(2,280)

Income from equity accounted Investment in Juanicipio increased to $11,781 (September 30, 2021: $1,457) from processing significantly more mineralized development and stope material compared to the prior year period, as described above in Underground Mine Production – Juanicipio Project and Investment in Juanicipio.

General and administrative expenses increased to $3,003 during the three months ended September 30, 2022 (September 30, 2021: $2,212) due to:

•	increase in management compensation and consulting fees to $957 (September 30, 2021: $633) driven by the addition of a new Chief Sustainability Officer and a new Chief Financial Officer;
•	increase in insurance expense to $530 (September 30, 2021: $351) as premiums increased significantly in the current period;
•	increase in shareholder relations and travel to $90 and $37 respectively (September 30, 2021: $82 and $7) as the Company resumed attending in-person conferences and trade shows; and
•	increase in share-based payment expense (a non-cash item) to $1,113 relating to equity incentives to new and existing employees, consultants and directors (September 30, 2021: $896).

Foreign exchange loss of $199 (September 30, 2021: $34) in the three months ended September 30, 2022, is related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Interest income increased to $216 (September 30, 2021: $25) due to an increase in interest rates as well as higher average cash balances.

Deferred income tax expense of $548 (September 30, 2021: $1,482) is primarily related to the weakening of the Mexican peso during the period (from 20.1443 pesos/US$ on June 30, 2022 to 20.1927 pesos/US$ on September 30, 2022).

As a result of the foregoing, income for the period was $8,227 compared to $2,280 loss in the same quarter of the prior year.

Nine Months Ended September 30, 2022 vs. Nine Months Ended September 30, 2021

	Nine months ended September 30,
	2022	2021
	$	$

Income from equity accounted investment in Juanicipio	37,890	6,909
General and administrative expenses	(8,555)	(8,014)
General exploration and business development	(111)	(74)
Exploration and evaluation assets written down	(10,471)	-
Operating income (loss)	18,753	(1,179)

Interest income	335	152
Foreign exchange (loss) gain	(403)	114
Income (loss) before income tax	18,685	(913)

Deferred income tax expense	(216)	(1,724)
Income (loss) for the period	18,469	(2,637)

Income from equity accounted Investment in Juanicipio increased to $37,890 (September 30, 2021: $6,909) from processing significantly more mineralized development and stope material compared to the prior year period, as described above in Underground Mine Production – Juanicipio Project and Investment in Juanicipio.

General and administrative expenses increased to $8,555 during the nine months ended September 30, 2022 (September 30, 2021: $8,014) due to:

•	the addition of a new Chief Sustainability Officer, a new Chief Financial Officer and a new director as well as the severance payment made to a former officer who left the Company in May 2022 resulting in the increase in management compensation and consulting fees to $2,980 (September 30, 2021: $1,952);
•	increase in insurance expense to $1,483 (September 30, 2021: $960) as premiums increased significantly in the current period; and
•	increase in shareholder relations and travel to $284 and $113 respectively (September 30, 2021: $209 and $12) as the Company resumed attending in-person conferences and trade shows;

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Offset by:

•	the decrease in share-based payment expense (a non-cash item) for the nine months ended September 30, 2022 to $2,318 (September 30, 2021: $3,574) attributed to the change in the schedule of annual equity grants previously awarded in Q4 in prior years. During the nine months ended September 30, 2022, the Company granted 264,585 stock options (September 30, 2021: 50,000), 79,156 PSUs (as defined herein) (September 30, 2021: nil) and 80,535 RSUs (as defined herein) (September 30, 2021: 10,000) to employees and consultants under its equity compensation plan. These 2022 grants reflect 2021 equity incentives granted in 2022. As well, the Company granted 20,015 DSUs under the plan and 3,607 DSUs (as defined herein) to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (September 30, 2021: 52,314 granted under the plan and 4,141 granted in lieu of cash retainer).

Exploration and evaluation assets written down by $10,471 was recorded by the Company during the nine months ended September 30, 2022 (September 30, 2021: nil) as described above in Exploration and Evaluation Assets.

Deferred income tax expense of $216 (September 30, 2021: $1,724) primarily related to the weakening of the Canadian dollar (C$) during the period (from 1.2678 C$/US$ on December 31, 2021 to 1.3707 C$/US$ on September 30, 2022).

All other income and expenses increased or decreased due to the same rationale as stated above in the three months ended September 30, 2022. As a result of the foregoing, income for the period was $18,469 compared to a loss of $2,637 in the same period of the prior year.

Other Comprehensive (Loss) Income:

		Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
	$	$	$	$
Income (loss) for the period	8,227	(2,280)	18,469	(2,637)

Other comprehensive (loss) income
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(1)	(1,824)	(60)	(5,248)
Net of deferred tax benefit	-	246	7	711
Other comprehensive (loss) income	(1)	(1,578)	(53)	(4,537)

Total comprehensive income (loss)	8,226	(3,858)	18,416	(7,174)

In Other Comprehensive (Loss) Income during the three and nine months ended September 30, 2022, MAG recorded an unrealized mark-to-market loss of $1 and $53 respectively (net of nil and $7 deferred tax benefit) (September 30, 2021: $1,578 and $4,537 loss respectively, net of deferred tax benefit) on equity securities..

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

10. FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

	September 30, 2022	December 31, 2021
	$	$

Cash	39,507	56,748
Other current assets	4,611	2,623
Total current assets	44,118	59,371
Investments	8	1,179
Investment in Juanicipio	327,894	291,084
Exploration and evaluation assets	33,179	20,254
Property and equipment	395	484
Total non-current assets	361,476	313,001
Total assets	405,594	372,372

Total current liabilities	1,684	1,610
Total non-current liabilities	3,345	3,241
Total liabilities	5,029	4,851
Total equity	400,565	367,521
Total liabilities and equity	405,594	372,372

Cash totaled $39,507 as at September 30, 2022 compared to $56,748 at December 31, 2021, and the decrease primarily reflects the use of cash in ongoing operating and investing activities (see ‘Cash Flows’ below). Other current assets as at September 30, 2022 included accounts receivable of $3,122 (December 31, 2021: $2,097) and prepaid insurance and other prepaid expenses of $1,489 (December 31, 2021: $526). The accounts receivable is comprised primarily of a receivable from Juanicipio related to interest on a portion of MAG’s shareholder advances (see ‘Related Party Transactions’ below).

Investments of $8 (December 31, 2021: $1,179) are comprised of equity securities held by MAG. The decrease in balance from the year ended December 31, 2021 is primarily the result of a divestiture of the majority of previously held marketable securities.

The Investment in Juanicipio balance increased from $291,084 at December 31, 2021 to $327,894 at September 30, 2022 and reflects MAG’s share of earnings from Juanicipio and its ongoing investment in Juanicipio, as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio’. Exploration and evaluation assets as at September 30, 2022 increased to $33,179 (December 31, 2021: $20,254) reflecting the acquisition of Gatling and exploration expenditures incurred on the Deer Trail Project and Larder Project partially offset by a write-down of an option earn-in property described above in ‘Exploration and Evaluation Assets’.

Property and equipment of $395 (December 31, 2021: $484) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Current liabilities as at September 30, 2022 amounted to $1,684 (December 31, 2021: $1,610) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations. Non-current liabilities as at September 30, 2022 of $3,345 (December 31, 2021: $3,241) includes the non-current portion of the lease obligation of $170 (December 31, 2021: $275), $409 for a reclamation provision (December 31, 2021: $409) and a deferred income tax liability of $2,766 (December 31, 2021: $2,557), the latter resulting from temporary differences between the valuation of various tax assets denominated in Mexican pesos rather than the Company’s US$ functional currency.

11. CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and nine months ended September 30, 2022 and September 30, 2021, respectively:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$

Operating activities	(1,762)	(1,285)	(6,001)	(4,474)
Movements in non-cash working capital	500	11	(1,955)	(620)
Operating activities	(1,262)	(1,274)	(7,956)	(5,094)
Investing activities	(3,661)	(33,291)	(9,245)	(57,671)
Financing activities	(28)	(24)	(49)	127

Effect of exchange rate changes on cash	(197)	(46)	9	337

Decrease in cash during the period	(5,148)	(34,635)	(17,241)	(62,301)
Cash, beginning of period	44,655	66,342	56,748	94,008
Cash, end of period	39,507	31,707	39,507	31,707

Operating Activities

During the three and nine months ended September 30, 2022, MAG used $1,762 and $6,001 respectively, in cash for operations before movements in non-cash working capital, compared to $1,285 and $4,474 respectively, in the three and nine months ended September 30, 2021. More cash was expended in operations before working capital changes in the current period, primarily because of increased insurance premiums and management compensation and consulting fees, all as described above in ‘Review of Financial Results’. MAG’s movements in operating working capital (accounts receivable, prepaid expenses less trade and other payables) in the three and nine months ended September 30, 2022 decreased by $500 and increased by $1,955 respectively from mainly higher prepaid insurance (September 30, 2021: decreased by $11 and increased by $620 respectively). The total use of cash from operating activities in the three and nine months ended September 30, 2022 was $1,262 and $7,956 respectively (September 30, 2021: $1,274 and $5,094 respectively).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the three and nine months ended September 30, 2022, the net cash used for investing activities amounted to $3,661 and $9,245 respectively (September 30, 2021: $33,291 and $57,671 respectively). Included in these amounts was a portion of the Gatling acquisition costs of nil and $2,653 respectively (September 30, 2021: nil and nil respectively). In the three and nine months ended September 30, 2022, the Company made no cash advances to Juanicipio and expended $85 and $274 respectively, net of $86 and $215 received in interest respectively (September 30, 2021: $31,884 and 55,794 respectively), on its own account on the Juanicipio oversight. In addition, MAG expended $3,554 and $7,394 respectively (September 30, 2021: $1,514 and $5,329 respectively) on its other exploration and evaluation properties (see ‘Exploration and Evaluation Assets’ above). During the three and nine months ended September 30, 2022, the Company received cash proceeds of nil and $1,111 respectively (September 30, 2021: $108 and $3,457 respectively) from the sale of certain equity securities originally acquired as part of its divestiture of non-core exploration properties in prior years.

Financing Activities

During the three and nine months ended September 30, 2022, 3,125 stock options were exercised for cash proceeds of $32 (September 30, 2021: nil and 16,386 respectively for cash proceeds of nil and $192 respectively). During the three and nine months ended September 30, 2022, cash was used to pay a head office lease obligation of $28 and $81 respectively (September 30, 2021: $24 and $65 respectively).

12. SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except for per Share amounts)):

	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Income in equity accounted investment in Juanicipio	11,781	12,347	13,762	8,777	1,457	4,820	632	5,586
Revenue (1)	216	18	101	22	25	42	85	120
General and administrative expenses	3,003	3,282	2,270	3,347	2,212	3,029	2,773	3,243
Net income (loss) (2)	8,227	7,562	2,680	8,662	(2,280)	3,305	(3,662)	6,593
Net income (loss) per share	0.08	0.08	0.03	0.09	(0.02)	0.03	(0.04)	0.07
Diluted net income (loss) per share	0.08	0.08	0.03	0.09	(0.02)	0.03	(0.04)	0.07

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Sales within Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income (loss) from equity accounted Investment in Juanicipio (see ‘Investment in Juanicipio’ above) which is reflected above in net income (loss) as applicable.
(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.” Net income from Q4 2021 onwards was positively impacted by processing of more mineralized material than in prior periods (see ‘Underground Mine Production – Juanicipio Project’ above). Net income was negatively impacted in Q1 2022 by a write-off of an exploration property.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

13. LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2022, MAG had working capital of $42,434 (December 31, 2021: $57,761) including cash of $39,507 (December 31, 2021: $56,748) and no long-term debt. At September 30, 2022, Juanicipio had working capital of $9,954 including cash of $18,176 (MAG’s attributable share is 44%). MAG does not currently receive dividends or have cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

Revolving Credit Facility

In Q4 2021, the Company signed a binding commitment letter for a fully underwritten $40,000 revolving credit facility in order to give MAG additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed. MAG continues to work on the definitive documentation for the facility along with other customary conditions required to put the facility into place. Until the facility closes, there is no funding available to MAG under the terms of the commitment letter.

Funding of the Juanicipio Project Capex and other Juanicipio related expenditures

The initial capital expenditure requirement for the Juanicipio Project, as revised and announced by the Juanicipio shareholders on February 24, 2020, was estimated as of January 1, 2018 to be $440,000 (100% basis) including the mine development-related costs to be incurred prior to the generation of positive cash flow. Capital costs incurred after commercial production are referred to as sustaining capital and are projected to be paid out of operating cash-flows.

With the plant ready to commence commissioning (see ‘Processing Plant Construction – Juanicipio Project’ above), final construction costs are now expected to wind down. Meanwhile, the amount of mineralized development and stope material being processed at the two Fresnillo plants since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month, and most recently averaged 60,000 tonnes per month in Q3 2022. The expected cash flow from this ongoing campaign processing, along with the cash held by Juanicipio at September 30, 2022 of $18,176 on a 100% basis, are expected to substantially fund any remaining capital requirements as the Juanicipio process plant is commissioned (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis). Should there be additional funding requirements related to further commissioning delays (see Risks and Uncertainties below) or for additional sustaining capital to be funded prior to attaining commercial production in excess of the cash flow generated, there may still be further cash calls required from Fresnillo and MAG.

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. As noted above in COVID-19 – Juanicipio Project, COVID-19 has had an impact on the Juanicipio plant commissioning timeline. The impact of possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

In addition, capital and operating costs, production schedules and economic returns envisioned at Juanicipio are based on certain assumptions which may prove to be inaccurate, and may result in additional costs, project delays, and cost overruns requiring MAG to fund its 44% share of such costs. The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Juanicipio in accordance with the shareholders’ agreement.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements and its full share of initial capital required to develop the Juanicipio Project. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

Expected Use of Proceeds and Financings

On November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, resulting in net proceeds of $43,242. In the Company’s prospectus supplement dated November 23, 2021 to a short form base shelf prospectus dated April 23, 2020, the Company provided the expected use of net proceeds with respect to the offering as follows:

Description	$Amount
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	$17,500
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project (2021-2022)	16,700
Working capital and general corporate purposes	9,000
Total Estimated Use of Proceeds in the Prospectus Supplement dated November 23, 2021	$43,200

As noted above in Cash Flows, MAG expended $7,394 on its exploration and evaluation properties in the nine months ended September 30, 2022 corresponding to the exploration expenditures in the first category above ($10,106 remaining), and MAG used $6,002 during the nine months ended September 30, 2022 for operations corresponding to the working capital and general corporate purposes above ($2,998 remaining). In December 2021, MAG advanced $9,240 to Juanicipio and estimates that $2,073 was used on development and sustaining capital not included in the initial project capital ($14,627 remaining). In the event the remaining development and sustaining capital expenditures at Juanicipio are funded from existing cash flows being generated from processing mineralized material (see Funding of the Juanicipio Project Capex and other Juanicipio related expenditures above), and there are no further cash calls, the funds designated for that use will be deployed on other exploration, working capital and general corporate purposes. Otherwise, it is expected that the full use of proceeds once expended, will align with the above estimates, and the actuals will be reported in future MD&A.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

14. CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at September 30, 2022 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Committed exploration expenditures	-	-	-	-	-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	576	297	205	74	-
Total Obligations and Commitments	576	297	205	74	-

1)	Although MAG Silver makes cash advances to Juanicipio as cash called by the operator Fresnillo (based on approved Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

2)	According to the operator, Fresnillo, as at September 30, 2022, contractual commitments including project development and for continuing operations total $38,587 (December 31, 2021: $76,632) and purchase orders issued for project capital and sustaining capital total $30,112 (December 31, 2021: $26,467) with respect to the Juanicipio Project, both on a 100% basis.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the three months ended September 30, 2022.

15. SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at November 10, 2022, the following common shares, stock options, replacement stock options and warrants, RSUs, PSUs and DSUs were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life

Common shares	98,826,806	n/a	n/a
Stock options	1,154,912	C$12.75 – C$23.53	0.1 to 4.5 years
Replacement stock options	41,128	C$21.40 – C$39.86	0.7 to 1.8 years
Replacement warrants	53,525	C$35.17 – C$41.03	0.1 to .7 year
Performance Share Units (“PSUs”) (1)	232,644	1:1(1)	0.15 to 4.5 years
Restricted Share Units(“RSUs”)	96,950	1:1	1.4 to 4.6 years
Deferred Share Units (“DSUs”) (2)	421,995	1:1	n/a (2)
Fully Diluted	100,827,960

(1) Includes 59,943 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting target range from 50% (29,971 PSUs) to 150% (89,914 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. As at date of this MD&A, there are 15,295 DSUs which are available for settlement to a director no longer with the Company.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

16. OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

17. TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine conflict, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Likewise, obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters tribal, First Nations, and other forms of community resistance. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

18. RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 31, 2022 as part of its Form 40-F and available on SEDAR at www.sedar.com and the SEC website at www.sec.gov and incorporated by reference herein.

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 14 in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2022. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and political and country risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 13 in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2022.

19. OFF-BALANCE SHEET ARRANGEMENTS

MAG Silver has no off-balance sheet arrangements.

20. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

	Three months ended		Nine months ended
	September 30,			September 30,
	2022	2021	2022	2021
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	105	71	237	216
Travel and expenses	15	13	30	22
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	14	40	41
Field exploration services	38	41	126	127
	171	139	433	406

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

All transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2022 is $120 related to these services (December 31, 2021: $22).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo property to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2022 (%)	2021 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%
Gatling Exploration Inc.	Canada	(100%)	100%	-

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Juanicipio, created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9.96% of the common shares of the Company as at September 30, 2022, as publicly reported. Juanicipio is governed by a shareholders agreement and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio.

As at September 30, 2022, Fresnillo and the Company have advanced $219,358 as shareholder loans (MAG’s 44% share $96,513) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. During the nine months ended September 30, 2022, the interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loans totaling $2,160 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 8 in the unaudited condensed interim consolidated financial statements as at September 30, 2022).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries and other short term employee benefits	389	$ 328	1,217	973
Share-based payments	571	553	1,174	2,403
	960	881	2,391	3,376

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Sustainability Officer.

21. CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. The areas involving critical judgements, significant estimates and assumptions have been set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2021.

(i) Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method or straight-line basis. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

(ii) The Company and Juanicipio incur indirect taxes, including value-added tax, on purchases of goods and services at its development and exploration projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

(iii) Juanicipio has mineral stockpiles that are valued at the lower of cost and net realizable value. The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, Juanicipio and the Company could be required to write-down the recorded value of its stockpile, work-in process inventories and finished metal inventory, which would reduce earnings and working capital.

(iv) Sales recorded in Juanicipio, which are reflected as a component in the Company’s income (loss) from its equity accounted Investment in Juanicipio, are based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for actual price and quantity in a later period.

(v) Reclamation and closure costs have been estimated based on the Company’s and Juanicipio’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company and Juanicipio recognize the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

(vi) Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of income (loss) based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

(vii) The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

22. CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2022 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021, except as noted below.

The Company adopted the following accounting policy during the year:

Asset acquisition

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill

23. CONTROLS AND PROCEDURES

The Company has filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at September 30, 2022.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2022 were approved by the Board on November 10, 2022. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of September 30, 2022 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24. ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form dated March 31, 2022 as part of its Form 40-F, is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

25. CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including: statements regarding the anticipated time and capital schedule to production; anticipated electrical hook-up of the processing plant and impact on commissioning; statements that address our expectations with respect to the timing and success of plant commissioning activities; estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates; production rates, payback time, capital and operating and other costs, internal rate of return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; risks related to receipt of required regulatory approvals; pandemic risks (and COVID-19); supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; political risk; currency risk; capital cost inflation risk; construction delays; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof and MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

Cautionary Note For United States Investors

Technical disclosure regarding the Company’s mineral properties included in this MD&A and in the documents incorporated by reference herein has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Resource estimates contained in the technical disclosure incorporated by reference herein have been prepared in accordance with NI 43-101 and CIM Definition Standards and any references to Mineral Resources or Mineral Reserves herein are references to Mineral Resources or Mineral Reserves, as applicable, as defined in the CIM Definition Standards.

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the SEC and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7 for fiscal years beginning January 1, 2021 or later.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022

(expressed in thousands of US dollars except as otherwise noted)

Under the SEC Modernization Rules, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Company’s Mineral Resources as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.